UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2021

Commission File No. 001-37811

A. Full title of the plan and the address of the plan:
BOK FINANCIAL 401(k) PLAN
Second Street at Boston Avenue
Tulsa, Oklahoma 74192

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
BOK FINANCIAL CORPORATION
Second Street at Boston Avenue
Tulsa, Oklahoma 74192

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

BOK FINANCIAL 401(K) RETIREMENT PLAN COMMITTEE

/s/ Kelley Weil
Kelley Weil
BOK Financial 401(k) Retirement Plan Committee

/s/ John C. Morrow
John C. Morrow
BOK Financial 401(k) Retirement Plan Committee

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Audit Committee
BOK Financial 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of BOK Financial 401(k) Plan (the Plan) as of December 31, 2021 and 2020, the related statement of changes in net assets available for benefits for the year ended December 31, 2021, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2021 and 2020, and the changes in net assets available for benefits for the year ended December 31, 2021, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on the Plan's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Plan in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Report on Supplemental Information

The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2021, has been subjected to audit procedures performed in conjunction with the audit of the Plan's financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated in all material respects in relation to the financial statements as a whole.

We have served as the Plan's auditor since 2007.

Tulsa, Oklahoma
June 27, 2022

BOK FINANCIAL 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2021	2020
Assets
Cash, non-interest bearing	$2,177,463	$2,128,145
Investments, at fair value (See Note 3)	1,055,396,639	900,956,808
Receivables:
Employer contributions	—	8,304
Employee contributions	198	—
Notes from participants	13,648,993	13,404,470
Receivable on unsettled securities sales	36,772	530,194
Interest and dividends	99,238	94,040
Total receivables	13,785,201	14,037,008
Total assets	$1,071,359,303	$917,121,961

Liabilities
Due on unsettled securities purchases	$2,228,083	$2,716,562
Net assets available for benefits	$1,069,131,220	$914,405,399

See accompanying notes to financial statements.

BOK FINANCIAL 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended December 31, 2021

Additions to net assets:

Investment income:
Net change in fair value of investments	$146,990,360
Interest and dividends	5,471,199
Total investment income	152,461,559

Interest income on notes receivable from participants	516,555

Contributions:
Participants	38,564,420
Employer	29,293,615
Rollovers	7,734,361
Total contributions	75,592,396

Total additions	228,570,510

Deductions from net assets:
Benefit payments	73,722,187
Administrative expenses	122,502
Total deductions	73,844,689

Net increase	154,725,821

Net assets available for benefits:
Beginning of year	914,405,399
End of year	$1,069,131,220

See accompanying notes to financial statements.

BOK FINANCIAL 401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2021 and 2020

Note 1 – Description of Plan

The following description of the BOK Financial 401(k) Plan (the Plan) provides only general information. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all eligible employees of BOK Financial Corporation (BOKF) and its subsidiaries and affiliates (collectively, the Employer or Company). An eligible employee may enter the Plan on the first day of the month following the date the employee has completed one full month of service. All newly eligible employees are automatically enrolled in the Plan at a 6% contribution rate unless the employee designates on the enrollment form not to participate or to participate at another allowable contribution rate. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

BOKF, NA, a subsidiary of BOKF, holds and manages the assets of the Plan, maintains participant account records and makes distributions to Plan participants. The Plan's investments are held by a bank-administered trust fund at BOKF, NA. The Retirement Plan Committee of BOKF, NA (Plan Administrator) determines the appropriateness of the Plan's investment offerings and monitors investment performance.

Contributions

Participants may elect to defer up to 100% of their compensation, as defined in the Plan document, as either pretax or Roth contributions to the Plan. In addition, participants may make after-tax contributions, which shall not exceed 6% of the participant's compensation. Contributions were limited to the Internal Revenue Service allowable maximum amount of $19,500 for 2021.

Participants who attained age 50 on or before December 31, 2021, were allowed to make catch-up contributions up to an additional $6,500 in 2021.

Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans (rollover contributions). Participants direct the investment of their contributions into various investment options offered by the Plan. Participants may elect investment in a variety of registered investment companies, the BOK Financial Retirement Class III Funds, Conservative Fund and the BOKF, NA International Strategic Allocation Fund, which are collective investment funds, BOKF Common Stock and Cavanal Hill Cash Management Fund. Participants may also elect a self-directed option that allows them to invest in a variety of securities in accordance with the Plan Document.

The Employer makes a matching contribution to the Plan in either cash or in shares of BOKF Common Stock. In 2021, the entire matching contribution of $29,083,915 was made in cash. Participants with six months of service are eligible for Employer matching contributions on the first day of the quarter.

For each dollar of a participant's contribution, up to 6% of compensation per pay period, based on the participant's years of service, the Employer makes a matching contribution that increases as follows:

Years of Service	Matching Percentage
Less than four years	50%
Four to nine years	100%
Ten to fourteen years	150%
Fifteen or more years	200%

Matching contributions for the 2021 plan year were limited to a maximum of $34,800 based on the participant's years of service and the Internal Revenue Code (the Code) annual compensation limit.

The Company also makes a special contribution (Qualified Non-Elective Contribution) for participants making less than $40,000. This special contribution ranges from $250 to $750 based on compensation levels. Participants with one year of service, defined as 1,000 hours of service during the Plan year, are eligible for the special contribution. The aggregate special contribution for the 2021 plan year was $209,700.

The Employer may, at its sole discretion, make an additional discretionary contribution to the Plan. There was no additional discretionary contribution for the year ended December 31, 2021.

Participant accounts

Each participant's account is credited with the participant's contributions, Employer matching and special contributions, as well as allocations of the Plan earnings. Participants are charged with an allocation of certain administrative expenses that are paid by the Plan. Allocations are based on participant earnings, account balances, or specific participant transactions, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants vest in Employer matching contributions based upon years of service, as defined in the Plan document. Participants are vested at 20% per year making them fully vested upon completion of five years of service and are immediately vested in their deferred pre-tax, Roth 401(k), after-tax contributions, Employer special contributions and the actual earnings thereon.

Notes receivable from participants

Participants may borrow against their accounts in amounts of not less than $1,000 and not to exceed the lesser of 50% of the participant's vested account balance or $50,000, reduced by the excess of the participant's highest outstanding loan balance during the previous 12-month period ending on the date of the loan over the participant's current outstanding participant loan balance on the date of the loan. Loans bear interest based on the current banking prime rate when the loan is requested and may not exceed a five-year term, unless the proceeds are used to acquire the primary residence of the participant, in which case the maximum term is 25 years. Repayment is made by payroll withholdings, and the maximum number of loans a participant may have outstanding at one time is two. The loans are secured by the balance in the participant's account. Interest rates ranged from 3.25% to 7.75% at December 31, 2021. If a participant terminates employment with the Company, the outstanding loan balance is due and payable immediately. If the loan is not repaid in full upon termination, the balance will be treated as a distribution to the participant.

Payment of benefits

A participant, who terminates employment with a vested account balance of less than $1,000, including rollover contributions, will receive a lump-sum payment. If the participant's vested balance exceeds $1,000, but is less than $5,000 (including rollover contributions), and the participant has not elected to receive a lump-sum payment directly, transfer to another eligible retirement plan or a direct rollover, the Plan will place the distribution into an individual retirement account designated by the Plan Administrator. Balances over $5,000 are not distributed without the participant's consent.

Forfeitures

The Plan had $326,679 and $297,865 in unallocated forfeitures at December 31, 2021 and 2020, respectively. Such amounts are invested in the Cavanal Hill cash management fund. Forfeitures are first used to pay for administrative expenses and any remaining amounts are used to reduce future Employer matching contributions. The Employer paid all such eligible administrative expenses in 2021. Forfeitures in the amount of $209,700 were used to fund Qualified Non-Elective Contributions in 2021.

Plan termination

Although it has not expressed any intent to do so, the Employer reserves the right to discontinue or to amend the Plan, in whole or in part, from time-to-time, subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.
Note 2 – Summary of Significant Accounting Policies

Basis of accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America. Benefit payments are recorded when paid. For the year ended December 31, 2021, there were $504,028 benefits requested before year-end that had not yet been paid.

Administrative expenses

The participants pay loan origination fees and fees related to self-directed investment options. The Employer voluntarily pays all other administrative expenses, which were $1,491,559 in 2021. The Company will not seek reimbursement from the Plan for the payment of these expenses. Certain administrative functions are performed by officers and employees of the Company. No officer or employee receives compensation from the Plan for these services.

Notes receivable from participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when incurred. No allowance for credit losses was recorded at December 31, 2021 or 2020. If a participant ceases to make loan repayments and the Plan Administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Investment valuation and income recognition

Investments are reported at fair value. Fair value is the price that would be received to sell the investment in an orderly transaction between market participants at the measurement date. The Plan's Retirement Plan Committee determines the Plan's valuation policies utilizing information provided by the investment advisors and custodian. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. Net change in the fair value of investments includes the Plan's gains and losses on investments bought and sold as well as held during the year. Certain fees incurred by the Plan are included in net change in fair value of investments.

Use of estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.
Note 3 – Fair Value Measurements

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The three levels of valuation hierarchy are described below:

Level 1 – Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2 – Inputs to the valuation methodology include:
•quoted prices for similar assets or liabilities in active markets;
•quoted prices for identical or similar assets or liabilities in inactive markets;
•inputs other than quoted prices that are observable for the asset or liability; or
•inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 – Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

Following is a description of the valuation methodologies used for assets measured at fair value by the Plan. There have been no changes in the methodologies used at December 31, 2021 and 2020. During the year ended December 31, 2021, there were no transfers of financial instruments into or out of Level 3.

BOKF common stock and common stock in self-directed brokerage accounts: Valued at the closing price reported on the active market on which the individual securities are traded. A 30-day reinvestment restriction has been established for BOKF Common Stock.

Money market fund and other registered investment companies including mutual funds in self-directed brokerage accounts: Valued at the net asset value (NAV) of shares held by the Plan at year end.

Collective investment funds: Valued at the NAV of shares held by the Plan at year end, as a practical expedient of fair value. The NAV is provided by the collective investment funds' trustee, which is BOKF, NA, and is derived from market quotes for identical assets. The practical expedient would not be used if it is determined to be probable that the fund will sell the investment for an amount different from the reported NAV. The fair value of the investment in the collective investment fund is provided to the Plan by the trustee daily. The trustee determines the NAV per share by dividing the total fair value of the accounts by the number of the shares outstanding. The shares of these accounts may be purchased from the trustee or sold to the trustee daily at the NAV. There are no restrictions or notice requirements for participant transactions similar to an open end mutual fund. Restrictions and notice requirements apply in situations where the Plan desires to liquidate all the shares held in an account. The Plan makes no funding commitments to the collective investment funds.

The following table presents information about the Plan's assets measured at fair value on a recurring basis:

	December 31, 2021
	Level 1	Level 2	Level 3	Total
BOKF common stock	$52,289,931	$—	$—	$52,289,931
Registered investment companies	663,851,565	—	—	663,851,565
Self-directed brokerage accounts	59,069,941	772,054	—	59,841,995
Collective investment funds measured at NAV*	—	—	—	279,413,148
Total	$775,211,437	$772,054	$—	$1,055,396,639

	December 31, 2020
	Level 1	Level 2	Level 3	Total
BOKF common stock	$40,510,517	$—	$—	$40,510,517
Registered investment companies	573,413,650	—	—	573,413,650
Self-directed brokerage accounts	46,774,622	918,955	—	47,693,577
Collective investment funds measured at NAV*	—	—	—	239,339,064
Total	$660,698,789	$918,955	$—	$900,956,808
*     In accordance with Subtopic 820-10, certain investments that were measured at NAV per share (or its equivalent) have not been classified in the fair value hierarchy. The fair value amounts presented in this table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statements of net assets available for benefits.
Note 4 – Income Tax Status

The Company adopted a Volume Submitter Profit Sharing Plan with a Cash or Deferred Arrangement and received an opinion letter from the Internal Revenue Service (IRS) dated September 30, 2014, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this opinion letter by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax-exempt. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

Note 5 – Reconciliation of Financial Statements to the Form 5500

The following reconciles net assets available for benefits per the financial statements to the Form 5500:

	December 31,
	2021	2020
Net assets available for benefits per the financial statements	$1,069,131,220	$914,405,399
Less: benefits payable	504,028	2,845,898
Net assets available for benefits per the Form 5500	$1,068,627,192	$911,559,501

The following is a reconciliation of benefit payments per the financial statements to the Form 5500 at December 31, 2021:

Benefit payments per the financial statements	$73,722,187
Add: benefits payable at end of year	504,028
Less: benefits payable at beginning of year	2,845,898
Benefit payments per the Form 5500	$71,380,317

Benefits payable are recorded on the Form 5500 for payments to participants that have been processed and approved for payment prior to December 31, 2021 but not yet paid.
Note 6 – Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants' account balances and the amounts reported in the statements of net assets available for benefits. In addition, on January 30, 2020, the World Health Organization declared the coronavirus outbreak a "Public Health Emergency of International Concern" and on March 11, 2020, declared it to be a pandemic. The pandemic in the United States and throughout the world has resulted in substantial volatility in financial markets.
Note 7 – Related Parties

The Plan holds investments in funds that are part of the Cavanal Hill mutual fund family. Cavanal Hill Investment Management, Inc., a wholly owned subsidiary of BOKF, NA, is the administrator to and investment advisor for the Cavanal Hill Funds, a diversified, open-ended investment company established as a business trust under the Investment Company Act of 1940. BOKF, NA is custodian of investments owned by the Cavanal Hill Funds and Cavanal Hill Distributors, Inc., a wholly owned subsidiary of BOK Financial Corporation, is distributor of the Funds. A BOKF, NA executive officer serves on the Cavanal Hill Funds' board of trustees and BOKF, NA officers serve as president and secretary of the Cavanal Hill Funds. A majority of the members of the Cavanal Hill Funds' board of trustees are, however, independent of BOKF, NA and the Cavanal Hill Funds are managed by its board of trustees. Participants should refer to the Cavanal Hill Funds prospectus for additional information.

A portion of the Plan's assets are invested in BOKF Common Stock. Since BOKF is the Plan Sponsor, investments involving BOKF Common Stock qualify as party-in-interest transactions. The Plan is authorized to include BOK Financial Retirement Class III Funds as investment options. The BOK Financial Retirement Class III Funds include seven different managed funds designed to meet different risk tolerances and years to retirement. The portfolios are comprised of different asset classes, capitalizations and investment styles. The Plan also is authorized to include the BOKF, NA Strategic Allocation Fund (SAF) as an international investment option.

As noted above, Cavanal Hill Investment Management, Inc. serves as investment advisor for the Cavanal Hill Funds and BOKF, NA serves as custodian and administrator to the BOK Financial Retirement Class III Funds and SAF. All the transactions described in this Note are exempt from prohibited transactions rules.

Note 8 – Contingencies

On March 7, 2020, three former participants filed a purported class action lawsuit alleging BOKF breached ERISA fiduciaries duties by including proprietary funds in the Plan. No claim is asserted against the Plan or Plan participants. BOKF is advised by counsel that a loss to BOKF is not probable and that the loss, if any, cannot be reasonably estimated.
Note 9 – Subsequent Events

The Plan Administrator has evaluated subsequent events that have occurred after December 31, 2021 through the issuance of the financial statements.

Effective January 1, 2022, the Plan was amended to allow the Company to have discretion around the timing of Employer matching contributions. As such, the funding of Employer matching contributions may occur at the end of the Plan year, but no later than the due date of the Company's tax return plus extensions.

SUPPLEMENTAL SCHEDULE

BOK FINANCIAL 401(k) PLAN

FORM 5500 SCHEDULE H; LINE 4i – SCHEDULE OF ASSETS
(Held at End of Year)

EIN: 73-0780382
Plan#:002

December 31, 2021

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investments, Including Maturity Date, Rate of Interest, or Maturity Value	(e) Current Value

*	BOK Financial Corporation	BOKF Common Stock	$52,289,931
*	Cavanal Hill Funds	Government Securities Money Market Fund	59,874,170
	American Funds	Balanced Fund	37,047,154
	Neuberger and Berman	Small Cap Core Fund	50,745,463
	Dodge and Cox	Large Cap Value Fund	75,261,005
	Fidelity	Large Cap Core Index Fund	113,232,817
	Invesco Oppenheimer	International Growth Fund	13,060,549
	T Rowe Price	Small Cap Growth Fund	95,683,573
	JP Morgan	Large Cap Growth Fund	102,427,676
	Metropolitan West	Total Return Bond Fund	29,639,024
*	BOK Financial Retirement Fund	2020 Class III Fund	32,718,488
		2030 Class III Fund	82,921,371
		2040 Class III Fund	72,224,709
		2050 Class III Fund	50,373,243
		2060 Class III Fund	16,502,492
		2070 Class III Fund	999,716
		MAP Conservative	6,648,987
	American Beacon	International Value Fund	6,175,023
	Vanguard	Midcap Index Fund	36,784,191
	Vanguard	S&P Small-Cap 600 Value Index Fund	11,451,662
	Vanguard	Short Term Bond Index Fund	17,000,016
	John Hancock	Disciplined Value Midcap Fund	15,469,242
*	BOK Financial Strategic International Fund	Strategic International Class III Fund	17,024,142
	Self-directed brokerage accounts	Common stocks, bonds and registered investment companies	59,841,995
*	Notes receivable from participants	Loans to participants with interest rates ranging from 3.25% to 7.75% with various maturities	13,648,993
			$1,069,045,632
*Indicates party-in-interest to the Plan.
Column (d) is not applicable as all investments are participant directed.